Filed pursuant to Rule 424(b)(5)

Registration No. 333-286445

PROSPECTUS SUPPLEMENT

(To prospectus dated April 11, 2025)

Steakholder Foods Ltd.

Up to $1,172,000 of
American Depositary Shares Representing Ordinary Shares

This prospectus supplement amends and supplements the information in the prospectus, dated April 11, 2025, filed as a part of our registration statement on Form F-3 (File No. 333-286445), or the Registration Statement, as supplemented by our prospectus supplement, dated April 11, 2025, or the Prior Prospectus Supplement, and together with the Registration Statement, the Prior Prospectus, relating to the offering, issuance and sale by us of our American Depositary Shares, or ADSs, representing our ordinary shares, no par value, from time to time that may be issued and sold under the At The Market Offering Agreement, dated August 1, 2024, or the Sales Agreement, by and between us and H.C. Wainwright & Co., LLC, or Wainwright, as sales agent, or the ATM Facility. This prospectus supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus, and any future amendments or supplements thereto.

We are filing this prospectus supplement to amend the Prior Prospectus, to update the maximum amount of securities we are eligible to sell under our Registration Statement pursuant to General Instruction I.B.5 of Form F-3. As a result of these limitations and the current public float of our ordinary shares, including ordinary shares represented by ADSs, and in accordance with the terms of the Sales Agreement, we may offer and sell ADSs having an aggregate offering price of up to $1,172,000 from time to time through Wainwright, which does not include the ADSs having an aggregate sales price of approximately $0.8 million that were sold pursuant to the Prior Prospectus to date. In the event that we may sell additional amounts under the Sales Agreement and in accordance with General Instruction I.B.5, we will file another prospectus supplement prior to making such additional sales.

Sales of ADSs, if any, under this prospectus supplement will be made by any method permitted that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the Securities Act, including sales made directly on or through The Nasdaq Capital Market, or any other existing trading market in the United States for our ADSs, sales made to or through a market maker other than on an exchange or otherwise, directly to Wainwright as principal, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or in any other method permitted by law. If we and Wainwright agree on any method of distribution other than sales of ADSs on or through The Nasdaq Capital Market or another existing trading market in the United States at market prices, we will file a further prospectus supplement providing all information about such offering as required by Rule 424(b) under the Securities Act. Wainwright is not required to sell any specific number or dollar amount of securities but will act as a sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between Wainwright and us. Our ADSs to which this prospectus supplement relates will be sold through Wainwright on any given day. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

Wainwright will be entitled to compensation at a commission rate equal to 3.0% of the gross sales price of any ADSs sold under the Offering Agreement. In connection with the sale of the ADSs on our behalf, Wainwright will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of Wainwright may be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to Wainwright with respect to certain liabilities, including liabilities under the Securities Act. The offering of our ADSs pursuant to this prospectus supplement will terminate upon the earlier of (i) the sale of all of the ADSs provided for in this prospectus supplement or (ii) termination of the Offering Agreement as permitted therein. See “Plan of Distribution” beginning on page S-12 of the Prior Prospectus regarding the compensation to be paid to Wainwright.

The ADSs are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “STKH”. On May 15, 2025, the closing price of the ADSs on the Nasdaq was $2.86 per ADS.

We are an “emerging growth company” and a “foreign private issuer” under the federal securities laws and, as such, are subject to reduced public company disclosure standards for this prospectus supplement and future filings. See “Prospectus Supplement Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

The aggregate market value of our outstanding voting and non-voting common equity held by non-affiliates as of the date of this prospectus supplement was approximately $7.9 million, based on 1,204,179 ADSs or ordinary shares representable by ADSs outstanding as of May 15, 2025, held by non-affiliates, and a per ADS price of $6.60, which was the closing sale price of the ADSs on Nasdaq on March 20, 2025. Pursuant to General Instruction I.B.5 of Form F-3, in no event will we sell securities in a public primary offering with a value exceeding more than one-third of the aggregate market value of our voting and non-voting common equity held by non-affiliates in any 12-month period as long as the aggregate market value of our outstanding ordinary shares held by non-affiliates is less than $75 million. We have sold securities with an aggregate market value of $1,477,071 pursuant to General Instruction I.B.5 of Form F-3 during the prior 12 calendar month period that ends on and includes the date of this prospectus. In the event that we may sell additional amounts under the Sales Agreement, we will file another prospectus supplement prior to making such additional sales.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page S-6 of the Prior Prospectus Supplement and on page 6 of the accompanying prospectus and in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of certain factors you should consider before investing in our securities.

Neither the U.S. Securities and Exchange Commission, the Israel Securities Authority nor any state or other foreign securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is May 16, 2025